UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): August 12, 2004

THE GOLDFIELD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-7525	88-0031580
(Commission File Number)	(I.R.S. Employer Identification No.)

100 Rialto Place, Suite 500, Melbourne, Florida	32901
(Address of Principal Executive Offices)	(Zip Code)

(321) 724-1700
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

   (c) Exhibits.

   Exhibit 99-1 Press release dated August 12, 2004 reporting
                 financial results for the three and six months
                 ended June 30, 2004.

Item 9.   Regulation FD Disclosure.

Item 12. Results of Operations and Financial Condition.

        On August 12, 2004, The Goldfield Corporation issued a press
        release reporting its financial results for the three and six
        months ended June 30, 2004. This information set forth under
        "Item 9. Regulation FD Disclosure" and "Item 12. Results of
        Operations and Financial Condition" is intended to be furnished
        and such information, including the Exhibit attached hereto,
        shall not be deemed "filed" for purposes of Section 18 of the
        Securities Act of 1933, except as shall be expressly set forth
        by specific reference to such filing.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf
by the undersigned hereunto duly authorized.

                        THE GOLDFIELD CORPORATION

                        By: /s/ Stephen R. Wherry
                        Name: Stephen R. Wherry
                        Title: Vice President, Finance and Chief
                        Financial Officer (Principal Financial
                        Officer), Treasurer, Assistant Secretary
                        and Principal Accounting Officer

Dated: August 12, 2004

INDEX TO EXHIBITS

Number	Description
Exhibit 99-1	Press release dated August 12, 2004 reporting financial results for the three and six months ended June 30, 2004.